FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta and Monsanto offer farmers broad access to agricultural technologies.

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Media Release – Communiqué aux médias – Medienmitteilung

Syngenta and Monsanto offer farmers broad access to agricultural technologies

Basel, Switzerland, 23 February 2004

Syngenta and Monsanto announced today that they reached an agreement that resolves a patent interference proceeding in the U.S. Patent and Trademark Office involving transgenic broad leaf crops. The agreement also dismisses a patent infringement lawsuit brought by Syngenta that had been pending in the U.S. District Court for the District of Delaware.

Under the agreement, Syngenta and Monsanto will provide each other with royalty-free, non-exclusive licenses related to the development, use and sale of transgenic crops containing agricultural technologies such as insect-protection and herbicide-tolerance produced through the use of the cross-licensed Agrobacterium-mediated transformation technology.

Additional details of the agreement were not disclosed.

“This agreement secures access for Syngenta to important technologies in broad leaf crops and will clear a path to future product development in biotechnology,” said David Jones, Ph.D., Head of Business Development at Syngenta.

“This is a positive development for the agricultural industry as it removes hurdles that could otherwise distract us from focusing our efforts on developing new ag biotech products for our customers,” said Robert T. Fraley, Ph.D., Executive Vice President and Chief Technology Officer for Monsanto.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs more than 19’000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Monsanto Company (NYSE: MON) is a leading provider of technology-based solutions and agricultural products that improve farm productivity. For more information on Monsanto, see: http://www.monsanto.com.

Syngenta – 23 February 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 23, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel